

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 22, 2009

<u>VIA U.S. Mail and Facsimile +86-755-8347-5180</u>

Zhenghua Cai
Chief Financial Officer
Room 405, Tower C, Huahan Building,
16 Langshan Road, North High-Tech Industrial Park,
Nanshan District,
Shenzhen, China, 518057

> **Re:** **China Ritar Power Corp.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 31, 2009**
> **Form 10-Q for the fiscal quarter ended September 30, 2009**
> **File No. 000-25901**

Dear Mr. Cai:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Forward-Looking Statements, page 1

1.   In your applicable future filings, please do not refer to safe harbors that do not
        apply. For example, given your disclosure on page 10 regarding penny stock
        regulations, it appears your reference to Section 27A of the Securities Act and
        21E of the Exchange Act are inapplicable. See Securities Act Section
        27A(b)(1)(C) and Exchange Act Section 21E(b)(1)(C).

Item 9A(T). Controls and Procedures, page 36

(c) Changes in internal control over financial reporting, page 36

2.   We reference your disclosure that "during the fiscal year ended December 31,
        2008," there was no change in internal control over financial reporting that
        materially affected or is reasonably likely to materially affect internal control over
        financial reporting. Please revise future filings to disclose any change in internal
        control over financial reporting that occurred during the *last fiscal quarter (the
        registrant's fourth fiscal quarter in the case of an annual report)* that has
        materially affected, or is reasonably likely to materially affect, internal control
        over financial reporting. Refer to Item 308T(b) of Regulation S-K.

Board Composition and Committees, page 38

3.   In your applicable future filings, please identify each member of your audit
        committee. See Regulation S-K Item 407(d)(4). Your disclosure here appears to
        identify only who chairs that committee.

Director Compensation, page 41

4.   Please tell us and revise future applicable filings to clarify the amount of
        compensation you report for Jianjum Zeng that relates to his service as a director
        and the amount that relates to his service as chief operating officer.

Consolidated Financial Statements

Note 6. Inventory, page F-15

5.   We see that you present an allowance for inventory impairment as a deduction
        from the cost of gross total inventories. Tell us why the allowance should not be
        allocated to and netted with the individual components of inventory for purposes
        of this disclosure. We refer you to FASB ASC 330-10-35-14 and SAB Topic 5-

BB, both of which indicate that inventory impairment charges establish a new cost basis for impaired inventory.

Item 15. Exhibits, Financial Statements Schedules, page 44

6.   We note that Exhibit 32.2 refers to an entity other than the registrant. Therefore, please file a full amendment to your annual report on Form 10-K for the fiscal-year ended December 31, 2008, including all required exhibits, such as those required by Regulation S-K Item 601(b)(31) and (32).

Form 10-Q for the fiscal quarter ended September 30, 2009

Condensed Consolidated Financial Statements, page 1

7.   Please revise future filings to remove the label "audited" from the December 31, 2008 financial statements since all disclosures required under US GAAP are not presented in the Form 10-Q.

Condensed Consolidated Statements of Cash Flows, page 6

8.   We see that you reconcile net income attributable to China Ritar shareholders to net cash provided by (used in) operating activities. Under FASB ASC 230-10, a statement of cash flows prepared under the indirect method should start with "net income." FASB ASC 810-10-65-1 defines "net income" as net income attributable to both the controlling and noncontrolling interests. As such, in future filings please begin your consolidated statement of cash flows with "net income" as defined in FASB ASC 810-10-65-1. Please also note that "net income attributable to noncontrolling interests" should not be included as a reconciling item in the operating section of a consolidated cash flow statement.

Results of Operations, page 23

9.   We see from your discussion that revenues and cost of sales is highly dependent on the cost of raw materials. In future filings, please provide a more detailed discussion of the nature of the raw materials and how their price fluctuations impacted your operations. In your discussion, please include the impact of the capacity expansion which resulted in your ability to produce lead plates in-house.

Liquidity and Capital Resources, page 32

10.   We note the disclosure that the main uses of cash are payments for the acquisition of property, plant and equipment. In future filings, please clarify whether those acquisitions relate to production capacity expansion or replacement of your current property, plant and equipment. Also, in future filings, clarify whether

your operational cash flow is sufficient for those acquisitions and, if not, identify the alternative sources of cash on which you relied.

Form 8-K dated March 31, 2009

11.   We note that you present non-GAAP measures in the form of a non-GAAP statement of income. This format may be confusing to investors as it results in the creation of many additional non-GAAP measures, gives the impression that the non-GAAP presentation represents a comprehensive basis of accounting, and includes line items and subtotals which have not been individually described to investors. It is not clear whether or how management uses each of these non-GAAP measures or if they are only shown here as a result of the presentation format. Under Instruction 2 of Item 2.02 of Form 8-K when furnishing information under the item you must provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for *each* non-GAAP measure presented with explanation why you believe *each* measure provides useful information to investors. You may want to also consider the additional guidance in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures.

- Please remove the non-GAAP statement of income from all future filings and instead provide only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations and disclosures.

- Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Peggy Fisher, Assistant Director, at (202) 551-3800 if you have any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief